[Graphic omitted] Ahold

                                                        Press Release

                                                        Royal Ahold
                                                        Corporate Communications


                                                  Date: February 24, 2005
                                  For more information: +31 75 659 57 20



Ahold completes sale of 12 large hypermarkets in Poland

Zaandam, The Netherlands, February 24, 2005 - Ahold today announced it has completed the divestment of 12 large Hypernova hypermarkets in Poland to Carrefour.

Closing of the transaction, which was announced on November 15, 2004, was subject to the fulfillment of various conditions, including anti-trust approval.

This divestment is part of Ahold's strategy to optimize its portfolio and strengthen its financial position by reducing debt.

Later this year, Ahold expects to divest its 13th and only remaining large Hypernova hypermarket in Poland.

Ahold will focus its Polish activities on further development of its two other store formats: the supermarket and compact-hypermarket. Ahold Polska currently operates 170 supermarkets under the Albert banner and 13 compact-hypers that trade under the Hypernova name.




Ahold Corporate Communications: +31.75.659.5720


                                                 Albert Heijnweg 1, Zaandam
                                                 P.O. Box 3050, 1500 HB Zaandam
                                                 The Netherlands
                                                 Phone:  +31 (0)75 659 5720
http://www.ahold.com                             Fax:    +31 (0)75 659 8302


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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements regarding Ahold's intentions to focus its Polish activities on further development of two store formats. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to, the ability of Ahold to implement successfully its strategy and plans, the effect of general economic conditions and competition, particularly in Poland, fluctuations in exchange rates and other factors some of which are discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."
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